Exhibit 99.1

Ballard to Partner with Kenworth on Fuel Cell Truck Validation Program in SoCal Ports

VANCOUVER, May 17, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the company's FCveloCity®-HD 85-kilowatt fuel cell engine will power a hybrid class 8 drayage truck built by Kenworth Truck Company ("Kenworth"; www.kenworth.com), a market-leading builder of heavy and medium duty trucks. The drayage truck is planned to haul shipping containers from the ports of Los Angeles and Long Beach to area warehouses and intermodal facilities during a two-year demonstration program.

"The electrification of propulsion systems is being adopted globally," said Rob Campbell, Ballard's Chief Commercial Officer. "We see significant market interest in the complementary addition of fuel cell systems to address the range limitations of stand-alone battery solutions in certain use cases. We are excited to be working with Kenworth, which has a strong brand in the commercial trucking market, and BAE Systems, a Ballard systems integrator partner, to help create an advanced power solution for this heavy-duty motive requirement. We are now seeing growing demand in key global trucking markets for zero-emission and efficient propulsions systems that provide the trucking industry with the traditional range and refueling times provided by legacy diesel solutions."

Patrick Dean, Kenworth chief engineer said, "Within the next decade, hybrid-electric powertrains are expected to be required to satisfy emissions regulations in several major U.S. metropolitan areas. For example, California is considering regulations that will require zero-emission levels for port drayage trucks operating in specifically designated areas. We look forward to playing a leadership role to meet the opportunities and challenges ahead."

Jason Hanlin, Director of Technology Development at the Center for Transportation and the Environment (CTE) noted, "The strength of this project comes from a team that is comprised of leaders in their respective fields – Kenworth for their heavy-duty truck design and manufacturing experience, BAE Systems for their powertrain integration and component supply experience, and Ballard for their extensive fuel cell supply experience. Working with this team on the technical development of a fuel cell drayage truck has been nothing short of impressive and inspiring."

The fuel cell engine in the Kenworth truck will be used to recharge onboard lithium-ion batteries, which power a dual-rotor electric motor to drive the rear tandem axle through a 4-speed automated transmission. The truck will have an electric-only range of approximately 30 miles, and onboard hydrogen fuel will provide sufficient range for a full day in regional haul applications.

The development and demonstration project is the San Pedro Ports Fuel Cell and Hybrid Electric Vehicle Demonstration Project funded by the U.S. Department of Energy, the California Energy Commission, the ports of Los Angeles and Long Beach and the South Coast Air Quality Management District. The Center for Transportation and the Environment (CTE), a nonprofit organization that develops technologies and implements solutions to achieve energy and environmental sustainability, lead the proposal development effort and is acting as project coordinator.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products and available subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

 SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 17-MAY-17